Exhibit 10.2

March 11, 2024

Personal and Confidential

Jeffrey Frelick

Dear Mr. Frelick:

We are pleased to present you with this amended and restated letter agreement (the “Amended Letter Agreement”) setting forth the terms under which Bone Biologics Corporation (the “Company”) is agreeing to continue to employ you in the position of Chief Executive Officer (“CEO”). As you know, you originally entered into a Letter Agreement with the Company on June 8, 2015, pursuant to which you began your employment with the Company as Chief Operating Officer (the “2015 Letter Agreement”). Your title and duties shifted to CEO in June 2019, and the Company desires to continue to employ you in the role of CEO pursuant to the terms of this Amended Letter Agreement. This Amended Letter Agreement replaces and supersedes the 2015 Letter Agreement in its entirety.

1. Employment and Duties. You shall continue to be employed in the position of CEO, reporting to the Company’s Board of Directors (the “Board”). As CEO, your responsibilities shall be consistent with your position as CEO, and as are reasonably assigned by the Board.

You shall be based at the Company’s corporate office in the greater Boston, Massachusetts area, and shall work out of that office. You understand, however, that you may be required to travel to discharge your duties hereunder.

Except as provided in Section 9 below, you shall devote your full working time, ability, attention, energy and skills solely and exclusively to performing all duties assigned and delegated to you by the Company consistent with your position.

2. Effective Date, Employment Period, Base Salary. The terms of this Amended Letter Agreement shall take effect on January 1, 2024. Your continued employment with the Company pursuant to the terms of this Amended Letter Agreement will continue to automatically be extended for successive one-year periods on January 1st of each calendar year (each such one-year period a “Renewal Term”) unless either party provides notice of non-renewal to the other no later than July 9th of any Renewal Term (any such non-renewal a “Non-Renewal Termination”). As compensation for your services to the Company, you shall receive a base salary (“Base Salary”) in the gross amount of US$300,000.00 per annum to be paid semi-monthly in equal installments, and subject to annual review and increase, from which the Company shall withhold and deduct all income, social security and other taxes as required by applicable laws.

3. Incentive Compensation.

(a) Annual Bonus. The Company shall provide you with the opportunity to earn a yearly bonus (“Annual Bonus”) targeted at 50% of your then-current Base Salary based on reasonably achievable key performance indicators (“KPIs”) established by you and the Board after consultation. The KPIs shall be established by you and the Board within thirty days after the start of each fiscal year during the applicable Renewal Term. The Board will review the Company’s performance and your individual performance against the KPIs and will determine the amount, if any, of your Annual Bonus after the end of each fiscal year. Any Annual Bonus earned or accrued under this Section as a result of the Board’s determination shall be payable by no later than March 15 of the year following the year in which the bonus is earned or accrued, regardless of whether you are employed by the Company on such date of payment.

(b) Transaction Bonus. In the event that the Company is acquired in a transaction, you shall be eligible for a transaction bonus (the “M&A Bonus”) according to the following schedule:

Acquisition Price	M&A Bonus Calculation
$60,000,000-$199,999,999	1% of Acquisition Price
$200,000,000 or greater	2% of Acquisition Price

For purposes of the calculation of your M&A Bonus, if any, the “Acquisition Price” shall mean the total amount of money (all-in cost) to be paid by an acquirer of the Company. In the event that you are entitled to an M&A bonus of 2% of the Acquisition Price, and the amount of your M&A bonus, combined with the reasonable banker fees borne by the company in the underlying transaction, equate to 7% or more of the Acquisition Price, then your M&A bonus shall be reduced to the amount equal to 1% of the Acquisition Price. The M&A Bonus, if any, shall be paid within thirty (30) days of the closing of the acquisition transaction, and no later than March 15 of the year following the year in which the M&A Bonus is earned or accrued.

4. Vacation. You shall continue to be entitled during your employment to have twenty (20) days of paid time off annually, at such times as are mutually convenient to you and to the Company. You agree to provide the Board with reasonable advance notice prior to taking paid time off.

5. Benefits, Business Expenses. During your employment, the Company agrees to continue to provide you with health and dental insurance equivalent to your current Blue Cross Blue Shield of Massachusetts PPO coverage. The Company shall also continue to provide you with Directors & Officers insurance coverage. Upon the submission of appropriate documentation, you shall continue to be reimbursed by the Company for travel, hotel and other expenses that are properly and necessarily incurred by you, pursuant to the Company’s policies on the same.

6. Stock Options

6.1 Equity Awards. The stock options subject to the grant governed by Section 6.1 of your 2015 Letter Agreement are fully vested and shall remain subject to the terms of the applicable Equity Incentive Plan and Equity Agreements. In addition, you remain eligible to be considered for future equity awards as may be determined by the Board or a committee of the Board in its discretion in accordance with the terms of any applicable equity plan or arrangement that may be in effect from time to time. Any stock option that is unvested on the date of your termination shall be forfeited on such date of termination except: (i) in the case of termination by the Company Without Cause; and (ii) upon a Change in Control (as defined in the Equity Incentive Plan) of the Company, which shall result in the immediate accelerated vesting of all options granted but unvested as of (i) or (ii). To allow you to prevent or mitigate dilution of your equity interests in the Company, in connection with each financing, you shall be continue to be provided an opportunity to invest in the Company such that your interest, at your option, remains un-diluted or partially diluted.

7. [Intentionally Omitted.]

8. Confidentiality. As a condition of your continued employment with the Company, you agreed to continue to abide by the Non-Disclosure Agreement (the “NDA”) entered into in connection with the 2015 Letter Agreement.

9. Representations and Warranties. You warrant that during the term of your employment with the Company, you will not engage in any other employment, occupation, and/or consulting work or otherwise engage in any other business and you shall not engage in any activities or transactions that conflict with your obligations to the Company. Further, you warrant, and the Company reasonably expects you, to abide by Company rules, regulations and any other internal policies, as modified from time to time and approved by the management and the Board. You are not precluded from performing any other civic duties that do not interfere with the performance of your duties as an employee of the Company and which do not conflict with the interests of the Company. However, you expressly agree that you will not undertake any roles with any other entities, public or private, without first obtaining the written permission of the Company.

10. You also represent and warrant to us that there is no agreement or restrictive covenant with any former employer, including any noncompetition, nonsolicitation and/or nondisclosure, and that you can freely continue your employment with the Company without violating any such agreements. You further represent and warrant to us that you do not have in your possession, nor have you failed to return, any confidential information or copies of such information, or other documents, materials, equipment, or other property belonging to any former employer or any other third party.

11. Termination.

11.1 Termination with Cause. The Company may terminate this Amended Letter Agreement, and as a result terminate your employment, upon occurrence of any of the following events each of which constitutes “Cause” for termination under this Amended Letter Agreement.

(a)	A material breach by you of this Amended Letter Agreement or any other agreements entered into pursuant to this Amended Letter Agreement, which is not cured within thirty (30) days after written notice by the Board to you setting forth the nature of such alleged breach and requesting that you cure the breach, if curable;

(b)	Acts or omissions constituting gross negligence, recklessness or willful misconduct by you which causes harm to the Company or its affiliates’ business or reputation as determined by the Board in its discretion, which is not cured within thirty (30) days after written notice by the Board to you setting forth the nature of such alleged acts or omissions and requesting that you cure the breach, if curable;

(c)	The disregard of written, material policies of the Company or its affiliates which causes substantial damage or injury to the property or reputation of the Company or its affiliates which is not cured within thirty (30) days after written notice thereof by the Board to you;

(d)	You are indicted of, or convicted of, or admit, plea bargain, enter a plea of no contest or nolo contendere to, any felony of any kind or a misdemeanor involving fraud or dishonesty;

(e)	Death on your part;

(f)	Disability preventing you from performing the essential tasks, duties and responsibilities as the CEO, for a period of at least ninety (90) consecutive days or one-hundred twenty (120) days whether or not consecutive during the applicable Renewal Term;

(g)	Your notice to the Company of Nonrenewal Termination without Good Reason pursuant to the provisions of Section 2 above; or

(h)	Voluntary resignation by you during the applicable Renewal Term without Good Reason.

In the event you wish to terminate this Amended Letter Agreement prior to the end of any Renewal Term you must comply with the notice requirement in Section 2 above.

In the event the Company terminates this Amended Letter Agreement for Cause, all compensation under this Amended Letter Agreement shall cease as of the effective date of termination of employment and the Company shall have no further obligation other than to pay you all compensation and benefits accrued up until the date of termination, including any earned Annual Bonus or pro rata portion of such Annual Bonus (“Accrued Amounts”).

11.2 Termination by the Company without Cause or by Non-Renewal without Cause or Termination by you for Good Reason. The Company may terminate your employment under this Amended Letter Agreement without Cause, effective upon at least sixty (60) days’ prior written notice to you.

In the event of termination by the Company without Cause, Non-Renewal Termination by the Company by notice of nonrenewal pursuant to Section 2 without Cause, or termination by you for Good Reason, in addition to the Accrued Amounts, you shall receive a severance payment equivalent to one year of your then-current Base Salary. You will also be eligible for a pro-rata Annual Bonus for the year of termination if the Board exercises its discretion to award such a bonus. If awarded, the Annual Bonus will be based on the achievement of the business goals for the year of termination prorated to the effective date of termination. All severance payments due under this Section 11.2 shall be paid in equal installments over a one year period starting on the sixtieth (60th) day following the date of termination/Non-Renewal Termination by the Company without Cause or termination/Non-Renewal Termination by you for Good Reason.

The Company shall continue to provide medical and dental insurance coverage or reimbursement of COBRA payments as provided in Section 5 at the same terms as in effect during your employment, for one year following your termination date.

The Company’s obligations under this provision are contingent upon (i) your execution of a full release of claims you may have against the Company and any related parties with respect to all matters arising out of your employment with the Company and the termination thereof in a format satisfactory to the Company (“Release”); and (ii) a non-solicitation agreement (the “Restrictive Agreement”) that prohibits you from soliciting, directly or indirectly, customers, clients, or employees of the Company for one year following the date of termination of your employment with the Company. To be effective, such Release must be delivered by you to the Company no later than 45 days following the date of your termination by the Company without Cause or termination by you for Good Reason and must not be revoked during the seven (7) days following such delivery. If such Release is not executed in a timely manner or is revoked, all such payments and benefits shall immediately cease and you shall be required to repay to the Company any such payments that have already been paid to you. If you obtain employment within one year following your termination date that entitles you to comparable medical and dental insurance coverage, the Company will cease to provide you the foregoing medical benefits.

For purposes of this Amended Letter Agreement, “Good Reason” shall be deemed to exist if any of the following conditions occur without your consent: (i) a material diminution in your base salary (except for a temporary, mutually agreed, across the board 10 percent reduction for all officers of the Company undertaken to ensure the Company’s continued business operations); (ii) a material diminution in your title, authority, duties, or responsibilities; or (iii) the relocation of your principal place of employment more than 50 miles from its then current location; provided, however, that in each case you provide written notice to the Company within 30 days of the event constituting Good Reason of your intention to terminate your employment for Good Reason and a detailed description of the condition alleged to constitute Good Reason. Any termination for Good Reason shall be effective 30 days from the Company’s receipt of such notice only if the Company has not fully cured such condition.

12. At Will Employment. Your employment with the Company is entirely voluntary for both parties and either you or the Company may terminate the employment relationship at any time, subject to applicable law and the provisions of this Amended Letter Agreement. The Company’s employment relationship with you shall be one of “at will” employment. Such “at will” employment relationship can only be modified in writing by an authorized officer of the Company.

13. Cooperation. For a period of one year following the effective date of your termination of employment, you shall, upon the Company’s reasonable request and in good faith, cooperate and assist the Company in any dispute, controversy, or litigation in which the Company may be involved and with respect to which you obtained knowledge while employed by the Company or any of its affiliates, successors, or assigns, including, but not limited to, participation in any court or arbitration proceedings, giving of testimony, signing of affidavits, or such other personal cooperation as counsel for the Company shall reasonably request. Any such activities shall be scheduled, to the extent reasonably possible, to accommodate your business and personal obligations at the time, and you shall be paid a reasonable, mutually agreed-upon per diem rate and reimbursed for all expenses incurred for such cooperation.

14. Entire Agreement. This Amended Letter Agreement constitutes the entire agreement between you and the Company regarding the terms herein and any previous written or verbal understandings and agreements are hereby null and void, including but not limited to the 2015 Letter Agreement. Any statements made by any officer, employee, representative, promoter, or agent of the Company which contradicts or is inconsistent with the terms of this Amended Letter Agreement in any way are unauthorized and not binding.

15. Disputes. This Amended Letter Agreement shall be governed by the laws of the Commonwealth of Massachusetts, without regard to its conflicts of law provisions. Any controversy or claim arising out of or relating to this Amended Letter Agreement, or the breach thereof, shall be settled by arbitration administered by the American Arbitration Association under its Employment Arbitration Rules, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. The place of arbitration shall be Boston, Massachusetts. Each party shall bear its own costs and expenses and an equal share of the arbitrators’ and administrative fees of arbitration. This Amended Letter Agreement constitutes the product of the negotiation of the parties hereto and the enforcement hereof shall be interpreted in a neutral manner, and not more strongly for or against any party based upon the source of the draftsmanship hereof.

16. Counterparts. This Amended Letter Agreement may be executed in one or more counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same agreement.

17. Severability. In the event any provision of this Amended Letter Agreement is found to be unenforceable by an arbitrator or court of competent jurisdiction, such provision shall be deemed modified to the extent necessary to allow enforceability of the provision as so limited, it being intended that the parties shall receive the benefit contemplated herein to the fullest extent permitted by law,

18. Section 409A of the Internal Revenue Code. It is intended that all of the benefits and payments under this Amended Letter Agreement satisfy, to the greatest extent possible, the exemptions from the application of Internal Revenue Code (“Code”) Section 409A provided under Treasury Regulations 1.409A 1(b)(4), 1.409A 1(b)(5) and 1.409A 1(b)(9), and this Amended Letter Agreement will be construed to the greatest extent possible as consistent with those provisions. If not so exempt, this Amended Letter Agreement (and any definitions hereunder) will be construed in a manner that complies with Section 409A, and incorporates by reference all required definitions and payment terms. For purposes of Code Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A 2(b)(2)(iii)), your right to receive any installment payments under this Amended Letter Agreement (whether severance payments, reimbursements or otherwise) will be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder will at all times be considered a separate and distinct payment. Notwithstanding any provision to the contrary in this letter, if you are deemed by the Company at the time of your Separation from Service to be a “specified employee” for purposes of Code Section 409A(a)(2)(B)(i), and if any of the payments upon Separation from Service set forth herein and/or under any other agreement with the Company are deemed to be “deferred compensation”, then if delayed commencement of any portion of such payments is required to avoid a prohibited distribution under Code Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, the timing of the payments upon a Separation from Service will be delayed as follows: on the earlier to occur of (i) the date that is six months and one day after the effective date of your Separation from Service, and (ii) the date of your death (such earlier date, the “Delayed Initial Payment Date”), the Company will (A) pay to you a lump sum amount equal to the sum of the payments upon Separation from Service that you would otherwise have received through the Delayed Initial Payment Date if the commencement of the payments had not been delayed pursuant to this paragraph, and (B) commence paying the balance of the payments in accordance with the applicable payment schedules set forth above.

If you wish to accept this Amended Letter Agreement, please sign in the space provided below. By so signing, you acknowledge that you have received no inducement or representation other than those set forth in this letter which cause you to accept this offer of continued employment.

[Remainder of page intentionally left blank]

Very truly yours,

Bone Biologics Corporation

By:
Name:
Title:
On behalf of the Bone Biologics Corporation

I have read the foregoing and accept this Amended Letter Agreement.

By:
Jeffrey Frelick

Date: March 11, 2024